SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                                INNOVO GROUP INC.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   457954 50 1
                                 (CUSIP Number)

                                Bradley T. White
                                Innovo Group Inc.
                            1808 North Cherry Street
                           Knoxville, Tennessee 37917

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 1 Pages)
--------
            1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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
CUSIP No. 457954 50 1                 13D                       Page 2 of Pages

1         NAME OF REPORTING PERSONS                             Mr. Joseph Mizrachi
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####

                                                                Mr. Simon Mizrachi
                                                                ###-##-####


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS*                                                WC and AF


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                Both reporting persons are
                                                                United States citizens.


                          7   SOLE VOTING POWER

   NUMBER OF SHARES           Mr. Joseph Mizrachi:
                              1.       435,000 shares of common stock (includes 10,000 shares of common stock owned by the wife of Joseph Mizrachi, Cheryl Mizrachi, through CJ Rahm, LP)

                              2.       391,000 warrants to purchase shares of common stock (includes 16,000 warrants owned by the wife of Joseph Mizrachi, Cheryl Mizrachi through CJ Rahm, LP)

                              Mr. Simon Mizrachi:
                              1.       458,750 shares of common stock (includes 52,500 shares owned indirectly through CJ
                                       Rahm, LP)
                              2.       409,000 warrants to purchase shares of common stock  (includes 86,000 warrants owned indirectly through CJ Rahm, LP)

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY


         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                              Mr. Joseph Mizrachi:
                                1.  826,000
                              Mr. Simon Mizrachi:
                                 1.  867,750

     PERSON WITH         10   SHARED DISPOSITIVE POWER


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Mr. Joseph Mizrachi:
            1.  826,000
          Mr. Simon Mizrachi:
            1.  867,750

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

          CERTAIN SHARES*                                                    |_|

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Mr. Joseph Mizrachi:
            1.  7.1%
          Mr. Simon Mizrachi:
            1.  7.5%

  14      TYPE OF REPORTING PERSON*

          IN and BD

Item 1.  Security and Issuer.

     This statement relates to shares of the common stock, par value $.10 per share, of Innovo Group Inc., a Delaware Corporation (the "Company"). The Company has its principal executive offices at 1808 Northj Cherry Street, Knoxville, Tennessee 37917.

Item 2. Identity and Background.

     This statement is being filed by Mr. Joseph Mizrachi ("Joseph") and Mr. Simon Mizrachi ("Simon"). Joseph and Simon are brothers. Joseph's principal occupation is a financier. Simon's principal occupation is a financier. Both Joseph and Simon are registered broker dealers. Joseph and Simon's business address is 6971 N. Federal Hwy, # 203, Boca Raton, FL 33487.

     During the past five years, neither Joseph nor Simon has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Both Joseph and Simon are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     Joseph used working capital and funds from an affiliate of $348,000 to acquire 435,000 shares of common stock and 391,000 warrants to purchase shares of common stock at a price of $2.00 per share.

     Simon used working capital and funds from an affiliate of $367,000 to acquire 458,750 shares of common stock and 409,000 warrants to purchase shares of common stock at a price of $2.00 per share.

     These shares were purchased from the Company. In the event Joseph or Simon determine to purchase additional shares of the Company's common stock, it is currently contemplated that they will use the same respective funds.

Item 4. Purpose of Transaction.

     On or about October 31, 2000, the Company entered into an agreement with private investors, including, Joseph and Simon, to issue an aggregate of 2,125,000 shares of the Company's common stock and 1,700,000 warrants to purchase shares of common stock. One-half of the shares were issued on signing of this agreement and the other one-half will be issued on or about November 30, 2000.

Except as described above, neither Joseph nor Simon have any present plans or proposals which relate to or would result in:

(a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)      An extraordinary corporate transaction,  such as a merger,  reorganization or liquidation,  involving the Issuer or any of its subsidiaries;
(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)      Any change in the present  board of directors or management of the Issuer, including  any plans or  proposals to change the number or term of directors or to fill any existing  vacancies on the board;
(e)      Any material change in the present capitalization or dividend policy of the Issuer;
(f)      Any other material change in the Issuer's business or corporate structure;
(g)      Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)
         of the Securities Exchange Act of 1934; or
(j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     On or about October 31, 2000, in a private transaction, Joseph acquired 435,000 and for $0.80 per share and 391,000 warrants to purchase shares of common stock.

     On or about October 31, 2000, in a private transaction, Simon acquired 458,750 and for $0.80 per share and 409,000 warrants to purchase shares of common stock.

     Under the rules and regulations of the Securities and Exchange Commission, Joseph and Simon beneficially owned 826,000 (7.1%) and 867,750 (7.5%) shares of the Company's common stock. Of these shares beneficially owned as of October 31, 2000, Joseph and Simon have warrants to purchase 391,000 and 409,000 shares of the Company's common stock, respectively.

     The percentage of outstanding shares of common stock set out above are computed based on 11,596,265 shares of common stock outstanding as of October 31, 2000. The outstanding share amount does not include the shares issued to Joseph and Simon.

     During the period beginning 60 days prior to October 31, 2000 and through the date of filing of this statement, Joseph and Simon did not enter into any transaction to purchase or sell the Company's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Joseph and Simon are brothers.

Item 7.  Material to be Filed as Exhibits.

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 31, 2000                                      /s/ Joseph Mizrachi
                                                          Joseph Mizrachi


                                                      /s/ Simon Mizrachi
                                                          Simon Mizrachi